Antero Resources Midstream Management LLC

1615 Wynkoop Street

Denver, Colorado 80202

March 2, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Office of Consumer Products

Re:                             Antero Resources Midstream Management LLC

Draft Registration Statement on Form S-1

Submitted January 23, 2017

CIK No. 0001623925

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Midstream Management LLC (the “Company” or “us”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2017, with respect to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on January 20, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR our second draft of the Registration Statement (“Draft No. 2”).  For your convenience, we will hand-deliver three full copies of Draft No. 2, as well as three copies of Draft No. 2 marked to show all changes made since the initial confidential submission of the Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to Draft No. 2 unless otherwise specified.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that, to date, neither the Company nor anyone on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent the Company (or anyone acting on behalf of the Company) presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

Summary

Antero Midstream GP LP, page 1

2.              We note your disclosure in the second sentence under this heading and elsewhere in this filing that you own all of the IDRs in Antero Midstream. This may indicate to your investors that you have rights to all of the IDR cash distributions. However, you also disclose in multiple locations that following the Reorganization, certain senior members of Antero Midstream’s management team will have rights to a portion of the IDR cash distributions if those distributions exceed certain targets. Please revise your disclosures regarding your ownership of the IDRs to clarify this matter as we believe that understanding your rights to the IDR cash distributions is very important to your investors. If true, you may wish to disclose in close proximity to your statements that you “own all” of the IDRs that following the Reorganization you may not receive all of the IDR cash distributions.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 1, 15, 28, 30, 62, 70, 84, 87, 89, 112 and 176.

3.              We note your discussion of Antero Midstream’s aggregate quarterly cash distributions on IDRs at the bottom of page 2 and the related chart on page 3. Please explain to us why the calculation of the aggregate quarterly distribution to IDRs for the fourth quarter of 2016 is based on “the number of outstanding Antero Midstream units at the closing of this offering.” In doing so, tell us why the narrative disclosure on page 2 and the related chart on page 3 do not reflect the actual quarterly distribution which we note from page 9 was based on the number of units outstanding as of February 1, 2017.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to reflect the actual quarterly distribution for the fourth quarter of 2016 and to clarify the applicable record date used to determine the number of units outstanding for purposes of such distribution.  Please see pages 2, 3, 113 and 114.

Antero Midstream Aggregate Distributions on Units and IDRs, page 3

4.              Please clearly and prominently indicate after the chart that the amount and increases associated with Antero Midstream historic distributions are not indicative of Antero Midstream’s future ability to distribute similar amounts or continue to in increase such amounts. Should this chart appear in multiple places in your amendment, please make these changes in every instance.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that the information presented in the chart is not necessarily indicative of the ability of Antero Midstream Partners LP (“Antero Midstream”) to distribute similar amounts or continue to increase its distributions in the future.  Please see pages 3 and 114.

Illustrative Example — AMGP Cash Available for Distribution, page 4

5.              Please revise your disclosure after the chart to provide a more balanced presentation to include the potential for a decrease in distributions of cash under certain circumstances. Should this chart appear in multiple places in your amendment, please make these changes in every instance.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly, including directing potential investors to our discussion of events that could cause a decrease in cash distributions.  Please see pages 4 and 115.

Antero Resources Net Daily Production (MMcfe/d), page 6

6.              Please revise your disclosure after the chart to provide a more balanced presentation of the circumstances that could cause a decrease in production.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly, including directing potential investors to our discussion of events that could cause a decrease in production.  Please see pages 6, 7 and 117.

Antero Midstream’s Business Strategy

Expanding Antero Midstream’s Business by Developing a Third-Party Customer Base, page 10

7.              Please disclose the percentage of revenues or volumes attributed to Antero Resources and third-party customers in the most recent annual and interim periods. Although you disclose that Antero Midstream’s forecast for the twelve-month period ending March 31, 2018 contain no third-party volumes, we believe it would be useful for an investor to know the historical activity with third-party customers.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to disclose the percentage of revenues attributed to Antero Resources Corporation (“Antero Resources”) and to third-party customers during the year ended December 31, 2016.  Please see pages 11 and 121.

Antero Midstream’s Competitive Strengths, page 11

8.              If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to direct potential investors to the specific risks and challenges we may face. We have also identified in the prospectus summary specific risks relating to an investment in us.  Please see pages 11, 14, 16, 17 and 18.

Financial flexibility and strong capital structure, page 13

9.              We note your description of American Midstream’s “at-the-market equity offering program” and revolving credit facility. If applicable and in an appropriate place in your prospectus, describe the impact of this program on the distributions to you. If significant, consider adding a risk factor or modifying an existing risk factor. Also, consider adding a related footnote to your chart on page 4, Illustrative Example — AMGP Cash Available for Distribution.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to more clearly describe the impact of sales by Antero Midstream under its at-the-market equity offering program on distributions made to us.  Please see pages 4 and 115.

Organizational Structure

Management, page 15

10.       You disclose under this heading that you will “effectively control” the business and affairs of Antero Midstream and IDR LLC. Similarly, you indicate in a risk factor at the bottom of page 33 that you “manage and control Antero Midstream” but could lose that ability if Antero Midstream’s general partner were removed. However, you disclose in multiple locations throughout your filing, including on page 91 under the heading “Equity Method Accounting,” that you will not control Antero Midstream and instead will only exercise significant influence over it. Please revise your filing to consistently indicate whether you will control Antero Midstream after the Reorganization. Additionally, please provide us with your detailed analysis of the applicable accounting literature to show us how you concluded that Antero Resources is the primary beneficiary of Antero Midstream following the Reorganization.

RESPONSE:

We acknowledge the Staff’s comment and have revised pages 90, F-7, F-8 and F-22 accordingly.  In addition, we have provided the analysis below in response to the Staff’s request for clarification on our discussion of control and for an analysis of our conclusion that Antero Resources is the primary beneficiary of Antero Midstream.

Discussion of Control

Rule 405 under the Securities Act of 1933, as amended, defines control as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”  We currently own all of the capital interests in Antero IDR Holdings LLC (“IDR LLC”) and will continue to own such interests following the completion of the offering.  In addition, we currently serve as Antero Midstream’s general partner and, following the completion of the offering and the related reorganizational transactions described in the prospectus (the “Reorganization”), we will own all of the interests in the new general partner of Antero Midstream (“AMP GP”).

We are the managing member of IDR LLC and currently own all of the capital interests in IDR LLC, which we will continue to own following the completion of the offering.  As such, we possess the authority to direct the management and policies of IDR LLC pursuant to the terms of the limited liability company agreement of IDR LLC filed as an exhibit to the Registration Statement.

In addition, we currently serve as Antero Midstream’s general partner.  In connection with the Reorganization, we will contribute the non-economic general partner interest in Antero Midstream to AMP GP, a wholly owned subsidiary, that will be formed in connection with the Reorganization.  Through our interest in AMP GP, we will continue to own the non-economic general partner interest in Antero Midstream following the Reorganization.  In addition, we will continue to appoint all of the members of the board of directors of Antero Midstream following the Reorganization.  Accordingly, we will have primary responsibility for the management and policies of Antero Midstream pursuant to the terms of the Agreement of Limited Partnership of Antero Midstream filed as an exhibit to the Registration Statement (the “AM Partnership Agreement”).  In addition, following the closing of the offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on its incentive distribution rights.

While we control Antero Midstream pursuant to the AM Partnership Agreement, Antero Midstream is a variable interest entity (“VIE”) and, under ASC 810-10-25-38A through 38J, the reporting entity that has a controlling financial interest in a VIE consolidates the VIE and is referred to as the “primary beneficiary.”  As more fully discussed below, Antero Resources is the primary beneficiary of Antero Midstream and consolidates Antero Midstream and its subsidiaries.

Discussion of Primary Beneficiary

After analysis of the applicable accounting literature in consultation with our registered independent public accounting firm, we have concluded that Antero Resources is, and following the Reorganization will continue to be, the primary beneficiary of Antero Midstream.

Antero Midstream is a variable interest entity (“VIE”) as defined by ASC Topic 810.

Under ASC 810-10-15-14(b)(1)(ii), a limited partnership is classified as a VIE unless substantive kick-out rights or participating rights are exercisable by either a single limited partner or a simple majority of all limited partner voting interests excluding those held by the general partner, entities under common control with the general partner and other parties acting on behalf of the general partner. Antero Midstream’s limited partners do not hold substantive kick-out or participating rights in Antero Midstream.  In addition, Antero Midstream is a VIE under ASC 810-10-15-14(c) because the voting rights of Antero Resources as a limited partner are not proportionate to its economic rights and substantially all of Antero Midstream’s activities involve, and its services are primarily provided to, Antero Resources.

Both Antero Resources and the Company hold variable interests in Antero Midstream.

Variable interests are investments or other interests that will absorb portions of a VIE’s expected losses or receive portions of the VIE’s expected residual returns.  Variable interests are contractual, ownership or other pecuniary interests in a VIE that change with changes in the fair value of the VIE’s net assets, exclusive of variable interests.  The following variable interests in Antero Midstream have been identified:

1.              Common Units. As of February 24, 2017, Antero Resources owns 58.6% of the outstanding common units representing limited partner interests in Antero Midstream (the “Common Units”), including Common Units issued in connection with the conversion of subordinated units representing limited partner interests following Antero Midstream’s cash distribution for the fourth quarter of 2016 on February 8, 2017.  As of February 24, 2017, public investors own the remaining 41.4% of Common Units.

2.              Incentive Distribution Rights.  As of February 24, 2017, IDR LLC, our subsidiary, owns all of the incentive distribution rights in Antero Midstream and receives all of the cash distributions paid by Antero Midstream on its incentive distribution rights.

3.              Services Arrangements. Antero Midstream derives substantially all of its fee revenues under gas gathering and compression and water services agreements with Antero Resources, which include substantial acreage dedications.  These arrangements have initial 20-year terms and are described in detail on pages 181 and 182.  To the extent Antero Resources requests that Antero Midstream construct new high pressure gathering lines and compressor stations, the agreements contain minimum volume commitments requiring Antero Resources to utilize or pay 75% and 70%, respectively, of the capacity of such new construction for ten years.  Antero Resources also has committed to take or pay for minimum volumes of water delivery from Antero Midstream through December 31, 2019.

In addition, Antero Midstream does not have any employees of its own. Accordingly, Antero Resources provides management and administrative services to Antero Midstream on a cost allocation basis pursuant to a services agreement entered into between the parties in connection with Antero Midstream’s initial public offering.  Antero Resources also seconds certain employees to Antero Midstream at Antero Midstream’s cost pursuant to the terms of a secondment agreement.  These arrangements are discussed in detail on page 183.

Under ASC 810-10-25-38A through 38J, the reporting entity that has a controlling financial interest in a VIE consolidates the VIE and is referred to as the primary beneficiary.

A reporting entity is deemed to be the primary beneficiary and have a controlling financial interest in the VIE if it has both of the following characteristics:

1.              The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

2.              The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Power to Direct the Activities of a VIE that Most Significantly Impact the VIE’s Economic Performance

The quantitative approach described in the definition of the terms expected losses, expected residual returns and expected variability contained in the accounting literature is not required and is not the sole determinant as to whether a reporting entity has the obligation to absorb losses or has rights to receive benefits from the VIE that are significant to the VIE.  Only one reporting entity, if any, can be identified as the primary beneficiary of a VIE, although more than one reporting entity could have obligations and rights with respect to a VIE.  ASC 810-10-25-38A states, “only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.”

In a 2010 speech at the AICPA National Conference on Current SEC and PCAOB Developments, a member of the Staff commented on the Staff’s views about whether it is necessary to identify a single activity that most significantly impacts a VIE’s economic performance:

“Regarding power, we have been asked about the nature of the activities and how a registrant should consider these activities when evaluating who has power over the entity.  One piece of advice I have is: when considering the activities that most significantly impact economic performance, it may not be necessary to conclude on which single activity most significantly affects economic performance but rather it may be appropriate to consider a group of activities.  This will obviously depend on the structure of the entity and the purpose and design of the entity.”

Antero Midstream was formed to own, operate and develop midstream energy assets to service Antero Resources’ increasing oil and gas production assets.  Antero Midstream’s assets consist of gathering pipelines, compressor stations and water handling and treatment infrastructure, through which Antero Midstream provides services to Antero Resources under long-term, fixed-price contracts.  Antero Midstream derives virtually all of its gathering and compression revenues from activities related to wells that Antero Resources operates and virtually all of its water handling and treatment revenues from Antero Resources’ drilling and completion activities.  For the year ended December 31, 2016, Antero Resources represented approximate 99.86% of Antero Midstream’s revenue.  In addition, on February 6, 2017, Antero Midstream entered into a joint venture with a third-party that currently provides all of Antero Resources’ gas processing services.  Through its interest in this joint venture, Antero Midstream will also begin to provide gas processing services to Antero Resources. As a result of Antero Midstream’s purpose and its dependence on Antero Resources, Antero Midstream primarily makes its capital investment decisions based on Antero Resources’ short and long-term drilling and completion plans.

In addition to Antero Resources’ significant economic impact on Antero Midstream, Antero Resources and Antero Midstream have significant governance interconnections.  Five of the eight members of the board of directors of Antero Resources serve on the seven-member board of directors of the general partner of Antero Midstream, and several of the executive officers of Antero Resources, including the Chief Executive Officer, also serve as the executive officers for Antero Midstream, which has no employees.  As described above, Antero Resources also provides all management and administrative services required by Antero Midstream pursuant to the services agreement and provides seconded employees to perform certain operational services required by Antero Midstream pursuant to a secondment agreement.

Therefore,  we have concluded that Antero Resources has the power to direct the activities of Antero Midstream that most significantly impact its economic performance and therefore meets the condition in ASC 810-10-25-38A(a).

Obligation to Absorb Losses and Right to Receive Benefits

Antero Resources has the obligation to absorb losses and the right to receive benefits of Antero Midstream through its ownership of 58.6% of the outstanding Common Units as of February 24, 2017.  Ownership of the Common Units entitles Antero Resources to receive minimum quarterly distributions of $0.17 per Common Unit, and undeclared distributions up to the minimum quarterly distribution amount create an arrearage that is due to the holders of Common Units.  Accordingly, financial losses, if incurred, would first be allocated to holders of Common Units until their capital accounts reached a zero balance.  Therefore, we have concluded that the condition ASC 810-10-25-38A(b) have been met.

As such, we concluded that Antero Resources holds a controlling financial interest in Antero Midstream and is the primary beneficiary of Antero Midstream.

Restrictions and Limitations on Our Cash Distribution Policy, page 68

11.       In the second bullet point on page 69, please disclose whether your general partner has established, or plans to establish, reserves; disclose the current or planned amount of those reserves; and if applicable, disclose the amount of any shortfall in the those reserves.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 69 and 85.

Our Cash Distribution Policy and Restrictions on Distributions

Antero Midstream’s Cash Distribution Policy, page 72

12.       Please tell us why this table does not include the most recent quarterly distribution declared by Antero Midstream.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to include the most recent quarterly distribution declared and paid by Antero Midstream in the referenced table.  Please see page 73.

Estimated Cash Available for Distribution Based Upon Adjusted EBITDA of Antero Midstream Partners LP, page 75

13.       We note that the period from October 1, 2016 through March 31, 2017 is not accounted for in your calculation of historical pro forma cash available for distribution on page 74 or your calculation of forecasted cash available for distribution presented on page 77. Please tell us whether there are any significant transactions or events that occurred during this period that would cause the omitted period to materially change the results of the forecast if such omitted period were included. If so, tell us how such transactions or events are considered in your forecast or why they have no continuing impact.

RESPONSE:

We acknowledge the Staff’s comment and note that we have revised the Registration Statement to include forecasted results for the twelve months ending June 30, 2018.  These forecasted results, and the related assumptions and considerations presented therewith, include anticipated results associated with Antero Midstream’s recently announced processing and fractionation joint venture with MPLX, LP (the “Joint Venture”).  Please see pages 9 and 48 for an overview of the Joint Venture and certain risks associated therewith and pages 75, 76 and 77 for a discussion of how the Joint Venture is expected to impact our forecasted results.

Accordingly, we are not aware of any significant transactions or events that have occurred, or are currently expected to occur, during the period from January 1, 2017 through June 30, 2017 that have not been adequately described in the assumptions underlying our forecasted results for the twelve months ending June 30, 2018.

Assumptions and Considerations Related to the Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP, page 78

14.       We note that your forecast of Antero Midstream’s cash available for distribution indicates that direct operating expenses will only need to increase 12% from the 12 months ended September 30, 2016 in order to support a 43% increase in revenue. This relationship between direct operating expenses and revenue appears inconsistent with the relationship seen in Antero Midstream’s historical financial statements. Specifically, we note that for the interim period seen in Antero Midstream’s financial statements, direct operating costs increased 222% year over year to support a 66% increase in revenue. Please revise your discussion of assumptions related to direct operating expenses to bridge the gap between Antero Midstream’s historical results and your forecast by explaining why you expect the relationship between direct operating expenses and revenue to change so significantly in the future.

RESPONSE:

We acknowledge the Staff’s comment.  We respectfully advise the Staff that we expect Antero Midstream’s revenues to grow at a faster rate than its operating expenses during the forecast period for the following reasons:

•                  A significant portion of Antero Midstream’s direct operating expenses, excluding expenses incurred and charged to Antero Resources at cost plus 3% for other fluid handling services, are fixed in nature and will not increase with a corresponding increase in volumes and revenues as described in Antero Midstream’s sources of revenue and principal components of cost structure on pages 91 through 94;

•                  We expect the Antero Clearwater Facility, which we anticipate will be placed in service in the second half of 2017, to eliminate a significant portion of operating expenses related to fluid handling services for the treatment of produced and flowback water; and

•                  Antero Midstream invested in automation and mechanical equipment in 2016 that further reduced operating expenses for gathering, compression and fresh water delivery.

We have revised the Registration Statement to explain why we expect the relationship between direct operating expenses and revenue to change so significantly in the future.  Please see page 80.  We also advise the Staff that we have included a detailed discussion of Antero Midstream’s sources of revenue and the principal components of Antero Midstream’s cost structure on pages 92 through 94 to assist our potential investors in understanding the primary factors impacting our revenues and direct operating expenses.

In addition, our historical results of operations for the year ended December 31, 2016 include direct operating expenses associated with a full year of fluid handling services, which are accounted for as a 3% cost plus arrangement. For example, if fluid handling services have a cost of $1.00/barrel, Antero Midstream will record operating expenses of $1.00/barrel and revenues of $1.03/barrel in order to comply with FASB Accounting Standards Codification 605  However, many of these services commenced during the fourth quarter of 2015 in connection with Antero Midstream’s entry into a water services agreement with Antero Resources.  Accordingly, Antero Midstream’s historical results of operations for the year ended December 31, 2015 reflect lower operating expenses and revenues because they include only one quarter of the services provided pursuant to the water services agreement.  Please see pages 98 and 102 of the Registration Statement.  Accordingly, we respectfully advise the Staff that we believe the years ended December

31, 2015 and 2016 are not comparable to, and do not adequately reflect, the anticipated relationship between operating expenses and revenues in future periods.

15.       Please refer to your discussion of assumptions regarding interest expense, capital expenditures and financing. It is unclear from your current disclosures whether you have assumed that the $449 million of expansion capital expenditures during this period will be fully financed and whether the related interest expense is included in your forecast. Specifically, the first sentence under the heading “Financing” appears to suggest that you have not decided how it will be funded; however, the calculation of cash available for distribution does not reflect a cash outflow related to these expansion capital expenditures. Please revise to clearly reflect management’s assumption about how these expansion capital expenditures will be funded and any resulting cash outflows. If funding for these expansion capital expenditures is reflected in your assumption that Antero Midstream’s revolver will have average borrowings of $514 million, please clearly state as such.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we expect Antero Midstream to fund all anticipated expansion capital expenditures during the forecast period with a combination of cash flow from operations and borrowings under its revolving credit facility. We have revised the Registration Statement to more clearly identify the portion of Antero Midstream’s expansion capital expenditures we expect it to fund with borrowings under its revolving credit facility during the forecast period and have clarified the anticipated interest expense associated with such borrowings.  Please see page 77.

16.       Please refer to your discussion of assumptions regarding financing. We note that you plan to disclose the available borrowing capacity under Antero Midstream’s revolver and under its at-the-market equity offering program as of December 31, 2016. To assist your investors in understanding the assumptions that underlie your forecast of cash available for distributions, please also disclose the expected available capacity amounts as of March 31, 2018 based on management’s assumptions as reflected in your forecast.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to disclose the expected available capacity amounts under Antero Midstream’s revolving credit facility and “at-the-market” equity offering program as of June 30, 2018.  Please see page 82.

17.       Please refer to your discussion of assumptions regarding distributions on Series B Units. Please explain to us in more detail how you calculated the $3 million reserved in your forecast for Series B Units, and revise your disclosure to better explain this to your investors. If the $3 million does not represent the maximum 6% of quarterly IDR distributions in excess of $7.5 million, please disclose that fact.

RESPONSE:

We acknowledge the Staff’s comment and confirm the forecast cash distributions on Series B Units of IDR LLC represent the maximum 6% of the quarterly IDR distributions in excess of $7.5 million.  For the twelve months ending June 30, 2018, we estimate that the cash distributions on Series B Units of IDR LLC will be approximately $4 million.

This $4 million amount is calculated based on anticipated cash distributions from Antero Midstream of $100 million.  After deducting $30 million, representing the annualized $7.5 million of quarterly cash distributions to be paid first to us as the holder of IDR LLC’s Series A Units, 6% of the remaining $70 million in distributions equals $4.2 million.

How We Make Cash Distributions

Our Sources of Cash, page 84

18.       In the last bullet point on page 85, please disclose the actual amount of established reserves, the anticipated amount of planned reserves, and if applicable, the amount of any shortfall in those reserves.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that we have not, and do not plan to, establish such reserves.  Please see page 85.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Antero Midstream’s Results of Operations

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2016, page 94

19.       We note that while revenue increased for each of Antero Midstream’s segments, the direct operating expenses of the water handling and treatment segment increased significantly while the direct operating expenses of the gathering and compression segment remained consistent. Please expand your disclosure to discuss the types of costs included in this line item for each segment; also explain why these costs appear to have different relationships with the revenue of each segment through an analysis of segment direct operating costs as a percentage of segment revenue or other appropriate means. In doing so, please provide your investors with management’s insight into how you were able to increase gathering and compression revenue by 30% without a significant increase in the related direct operating expenses and whether management expects this trend to continue in the future. Similarly, please provide your investors with management’s insight into why the direct operating expenses of the water handling and treatment segment increased at a faster rate than the revenue of this segment and whether management expects this trend to continue in the future. When explaining the changes in Antero Midstream’s water handling and treatment segment’s direct operating expenses, please consider separately discussing the fresh water delivery and other fluid handling services since the margins on these two services appear very different.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to include a discussion of Antero Midstream’s sources of revenue, Antero Midstream’s principal components of cost structure as well as a more thorough discussion of direct operating expenses by segment.  Please see pages 91, 92, 93, 94 and 102

Our Business, page 114

20.       Refer to the table on page 117 which presents cash available for distribution as compared to Antero Midstream’s distribution per unit. We note that Antero Midstream’s $1.03 fiscal year 2016 distribution per unit represents distributions earned during fiscal year 2016. Similarly, it appears that the $11 million cash available for distribution is based on distributions earned during that period. If this is the case, please confirm this to us. If this is not the case, please explain how the $11 million is derived. Also, to the extent that you do not present a reconciliation of the $11 million cash available for distribution in fiscal year 2016 in your amendment, please provide us supplementally with such reconciliation.

RESPONSE:

We acknowledge the Staff’s comment and confirm that cash available for distribution is based on distributions earned for the period. Please see page 88 of the Registration Statement for a reconciliation of cash available for distribution to equity in earnings of Antero Midstream for the year ended December 31, 2016.

Executive Compensation, page 145

21.       Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see pages 144 through 172.

Security Ownership of Certain Beneficial Owners, Management and the Selling Shareholder and Related Shareholder Matters, page 165

22.       Please revise to disclose the number of shares to be sold by the selling shareholders in the offering, and the number and percentage of shares to be owned by the selling shareholder after the offering, both in the event that the underwriters do exercise the over-allotment option and do not exercise the over-allotment option.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 173.  We also respectfully advise the Staff that actual share counts will be included in a subsequent filing.

Antero Midstream GP LP, page 165

23.       Please revise to disclose the number of shares held by the beneficial owners identified in the table before the offering. Refer to Item 507 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 173.

24.       Please disclose the date that was used in calculating the beneficial information. Please furnish the information as of the most recent practicable date. Please also disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by AMGP GP LLC. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 173.

Certain Relationships and Related Party Transactions, page 167

25.       Please revise your disclosure to define who a related person is. Also, it appears that you have not yet adopted a written policy. In light of this, please indicate what procedures, if any, were employed to review any of the related party transactions you disclose.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the board of directors of our general partner intends to adopt written policies for the review, approval and ratification of transactions with related persons in connection with the closing of this offering.  Because the policy has not been adopted yet, the related party transactions disclosed in the Registration Statement were not reviewed in accordance with such policies, as noted on page 179.

We have revised the Registration Statement to define a “related person.”  Please see page 179.

Financial Statements, page F-1

26.       Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to comply with Rule 3-12 of Regulation S-X.  Please see pages F-1 through F-35 and the related discussion of such financial statements throughout the prospectus.

*    *    *    *

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420.

Sincerely,

Antero Resources Midstream Management LLC

/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                                Alvyn A. Schopp, Antero Resources Midstream Management LLC

Willian N. Finnegan IV, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.